

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 12, 2011

<u>Via E-mail</u>
Mr. David A. Finke
Chief Financial Officer
Homeland Energy Solutions, LLC
2779 Highway 24
Lawler, Iowa 52154

     RE: Homeland Energy Solutions, LLC
            Form 10-K for the Year Ended December 31, 2010
            Filed February 18, 2011
            File No. 0-53202

Dear Mr. Finke:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Rufus Decker

                                    Rufus Decker
                                    Accounting Branch Chief